

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Patrick Gadson
Partner, Vinson & Elkins LLP
Walt Disney Co
The Grace Building
1114 Avenue of the Americas
32nd Floor
New York, New York 10036

> **Re: Walt Disney Co**
> **Definitive Additional Soliciting Materials filed by Blackwells Capital LLC et al.**
> **Filed March 21, 2024**
> **File No. 001-38842**

Dear Patrick Gadson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials filed by Blackwells et al.

Exhibit 1

1. We note that footnote 2 to the graphic included in this exhibit states that Blackwells selected the peers upon which your assertions about Disney's R&D spending are based. Please confirm that in future solicitations you will make this clarification also in the text following the graphic where you refer to the companies in the graphic as Disney's "main competitors."

Exhibit 2

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff

on a supplemental basis. Please provide the support described for each of the assertions regarding Mr. Peltz in exhibits 2 and 3.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions